Exhibit 99.1

BRIDGEPORT VENTURES INC.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
APRIL 30, 2012 AND 2011
(EXPRESSED IN CANADIAN DOLLARS)

Management's Responsibility for
Consolidated Financial Statements

The accompanying audited annual consolidated financial statements of Bridgeport Ventures Inc. (the "Company") are the responsibility of management and the Board of Directors.

The audited annual consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the audited annual consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the audited annual consolidated financial statements have been prepared within acceptable limits of materiality and are in compliance with all applicable International Financial Reporting Standards.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the audited annual consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the audited annual consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the audited annual consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(signed) "Shastri Ramnath"	(signed) "Carmelo Marrelli"
Shastri Ramnath	Carmelo Marrelli
President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada
July 18, 2012

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Bridgeport Ventures Inc.

We have audited the accompanying consolidated financial statements of Bridgeport Ventures Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at April 30, 2012, April 30, 2011 and May 1, 2010, and the consolidated statements of loss and comprehensive loss, consolidated statements of cash flows, and consolidated statements of changes in equity for the years ended April 30, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Bridgeport Ventures Inc. and its subsidiaries as at April 30, 2012, April 30, 2011 and May 1, 2010, and their financial performance and cash flows for the years ended April 30, 2012 and April 30, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

McGOVERN, HURLEY, CUNNINGHAM, LLP

Chartered Accountants
Licensed Public Accountants

TORONTO, Canada
July 18, 2012

Bridgeport Ventures Inc.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	As at	As at	As at
	April 30,	April 30,	May 1,
	2012	2011	2010
		(note 21)	(note 21)

ASSETS

Current assets
Cash and cash equivalents (note 7)	$17,810,583	$22,870,894	$11,137,382
Amounts receivable and other assets (note 8)	160,455	328,637	130,342
Available-for-sale investments (note 9)	24,250	280,000	-
Total current assets	17,995,288	23,479,531	11,267,724

Interest in exploration properties and deferred exploration expenditures (note 9)	4,208,534	7,578,011	3,416,271
Equipment (note 10)	17,055	42,902	26,007
Total assets	$22,220,877	$31,100,444	14,710,002

EQUITY AND LIABILITIES

Current liabilities
Amounts payable and other liabilities (notes 11 and 17)	$97,233	$1,046,868	$325,079

Equity
Share capital (note 12)	31,364,501	31,364,501	11,798,967
Reserves	8,089,028	7,999,728	4,697,259
Accumulated other comprehensive (loss) income	(3,875)	175,000	-
Accumulated deficit	(17,326,010)	(9,485,653)	(2,111,303)
Total equity	22,123,644	30,053,576	14,384,923
Total equity and liabilities	$22,220,877	$31,100,444	14,710,002

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Nature of operations and going concern (note 1)
Contingencies and commitments (notes 9 and 20)

Approved on behalf of the Board:

(Signed) "Hugh Snyder", Director

(Signed) "Graham Clow", Director

Bridgeport Ventures Inc.
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars)

	2012	2011
For the year ended April 30,		(note 21)

Operating expenses
General and administrative (note 16)	$2,382,791	$3,307,037
Total general and administrative expenses	(2,382,791)	(3,307,037)
Interest income	257,151	153,566
Gain on sale of available-for-sale investment (note 9(a))	111,182	-
Foreign exchange gain (loss)	18,471	(6,998)
Write-off of exploration property interests (note 9)	(5,171,214)	-
Net loss before tax	(7,167,201)	(3,160,469)
Deferred income tax (expense) recovery	(25,000)	25,000
Net loss from continuing operations	(7,192,201)	(3,135,469)
Net loss from discontinued operation (note 6)	(1,194,061)	(4,238,881)
Net loss for the year	(8,386,262)	(7,374,350)

Net loss from continuing operations	(7,192,201)	(3,135,469)
Reclassification of net realized (loss) on available-for-sale investment, net of tax	(175,000)	-
Unrealized (loss) gain on available-for-sale investment, net of tax of $nil (2011-$25,000) (note 9(a))	(3,875)	175,000
Net loss and comprehensive loss for the year from continuing operations	(7,371,076)	(2,960,469)
Net loss and comprehensive loss for the year from discontinued operation (note 6)	(1,194,061)	(4,238,881)
Net loss and comprehensive loss for the year	$(8,565,137)	$(7,199,350)
Basic and diluted net loss per share - continuing operations (note 13)	$(0.14)	$(0.09)
Basic and diluted net loss per share - discontinued operation (note 13)	$(0.02)	$(0.12)
Basic and diluted net loss per share - total (note 13)	$(0.17)	$(0.20)
Weighted average number of common shares outstanding-basic and diluted	50,579,600	36,402,004

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Bridgeport Ventures Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	2012	2011
For the year ended April 30,		(note 21)

Operating activities
Net loss for the year from continuing operations	$(7,192,201)	$(3,135,469)
Adjustments for:
Amortization	6,241	3,606
Share-based payments	635,205	1,352,186
Gain on sale of investment	(111,182)	-
Deferred income tax expense (recovery)	25,000	(25,000)
Write-off of exploration property interests	5,171,214	-
Non-cash working capital items:
Amounts receivable and other assets	(60,961)	(215,935)
Amounts payable and other liabilities	(147,421)	(50,356)
Cash flows from discontinued operation (note 6)	16,882	(65,051)
Net cash used in operating activities	(1,657,223)	(2,136,019)

Investing activities
Expenditure on exploration properties	(3,147,106)	(1,034,826)
Proceeds from sale of investment	191,182	-
Option payment received	-	20,000
Additions to equipment	-	(21,747)
Cash flows from discontinued operation (note 6)	(447,164)	(1,434,713)
Net cash used in investing activities	(3,403,088)	(2,471,286)

Financing activities
Issue of securities	-	17,702,600
Share issue costs	-	(1,361,783)
Net cash provided by financing activities	-	16,340,817

Net change in cash and cash equivalents	(5,060,311)	11,733,512
Cash and cash equivalents, beginning of year	22,870,894	11,137,382
Cash and cash equivalents, end of year	$17,810,583	$22,870,894
Common shares issued pursuant to acquisition of Nevada properties	-	5,175,000
Warrants issued as share issuance costs	-	380,428
Value of warrants exercised	-	100,144
Value of warrants expired	-	25,772
Value of stock options expired	545,905	-
Change in accrued exploration property expenditures	(783,278)	753,208
Common shares received for interest in exploration property (note 9)	28,125	80,000

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Bridgeport Ventures Inc.
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)

Equity attributable to shareholders

		Reserves
				Accumulated
	Share		Share-based	other	Accumulated
	capital	Warrants	payments	comprehensive income	deficit	Total

Balance, May 1, 2010	$11,798,967	$3,679,500	$1,017,759	$-	$(2,111,303)	$14,384,923
Public offering, net of costs	13,885,090	2,003,127	-	-	-	15,888,217
Exercise of warrants	452,600	-	-	-	-	452,600
Value of warrants exercised	100,144	(100,144)	-	-	-	-
Warrants expired	-	(25,772)	25,772	-	-	-
Acquisition of exploration properties	5,175,000	-	-	-	-	5,175,000
Step-up warrants issued	(47,300)	47,300	-	-	-	-
Share-based payments
Officers and directors	-	-	1,032,500	-	-	1,032,500
Employee	-	-	30,081	-	-	30,081
Consultants	-	-	289,605	-	-	289,605
Unrealized gain on available-for-sale securities, net of tax	-	-	-	175,000	-	175,000
Net loss for the year	-	-	-	-	(7,374,350)	(7,374,350)

Balance, April 30, 2011	$31,364,501	$5,604,011	$2,395,717	$175,000	$(9,485,653)	$30,053,576

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Bridgeport Ventures Inc.
Consolidated Statements of Changes in Equity (continued)
(Expressed in Canadian dollars)

Equity attributable to shareholders

		Reserves
				Accumulated
	Share		Share-based	other comprehensive	Accumulated
	capital	Warrants	payments	income (loss)	deficit	Total

Balance, April 30, 2011	$31,364,501	$5,604,011	$2,395,717	$175,000	$(9,485,653)	$30,053,576
Share-based payments
Officers and directors	-	-	659,254	-	-	659,254
Employee	-	-	57,032	-	-	57,032
Consultants	-	-	(81,081)	-	-	(81,081)
Stock options expired	-	-	(545,905)	-	545,905	-
Loss on available-for-sale securities	-	-	-	(178,875)	-	(178,875)
Net loss for the year	-	-	-	-	(8,386,262)	(8,386,262)
Balance, April 30, 2012	$31,364,501	$5,604,011	$2,485,017	$(3,875)	$(17,326,010)	$22,123,644

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

1.	Nature of operations and going concern

Bridgeport Ventures Inc. (the “Company” or "Bridgeport") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated May 10, 2007. The Company is engaged in the acquisition, exploration and development of properties for the mining of precious and base metals. Bridgeport has operations in the United States and Canada. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The primary office of the Company is located at 36 Toronto St. Suite 1000, Toronto, Ontario, M5C 2C5.

The consolidated financial statements of the Company were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on July 18, 2012.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company's mineral exploration property interests are subject to the risk of increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements. The Company's assets may also be subject to increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and restrictions and political uncertainty.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. The Company has incurred losses in the current and prior periods, with a net loss of $8,386,262 for the year ended April 30, 2012 and has an accumulated deficit of $17,326,010 to April 30, 2012 (April 30, 2011 - $9,485,653 and May 1, 2010 - $2,111,303). As at April 30, 2012, the Company had cash and cash equivalents of $17,810,583 and working capital of $17,898,055. Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing twelve months as they fall due.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and consolidated statement of financial position classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant accounting policies

(a)	Basis of preparation and adoption of International Financial Reporting Standards ("IFRS")

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles ("GAAP") as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis with an adoption date of May 1, 2011 and a transition date of May 1, 2010. In the financial statements, the term “Canadian GAAP” refers to GAAP before the adoption of IFRS.

These are the Company’s first annual consolidated financial statements for the year ended April 30, 2012 to be presented in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") effective for the year ended April 30, 2012. IFRS 1 First-Time Adoption of IFRS ("IFRS 1") has been applied and the impact of the transition from Canadian GAAP to IFRS is explained in note 21.

The accounting policies set out below have been applied consistently to all periods presented, including the opening consolidated statement of financial position at May 1, 2010 (note 21) for purposes of transition to IFRS.

(b)	Basis of consolidation

The consolidated financial statements incorporate the financial statements of Bridgeport Ventures Inc. and its subsidiaries. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

Subsidiaries are those entities which Bridgeport Ventures Inc. controls by having the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Bridgeport Ventures Inc. controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by Bridgeport and are de-consolidated from the date that control ceases.

The following entities have been consolidated within the consolidated financial statements:

	Country of incorporation	Principal activity

Bridgeport Ventures Inc.	Canada	Parent company
Bridgeport Gold Inc.(1)	United States of America	Exploration company
Rio Condor Resources S.A.(2)	Chile	Exploration company

(1) 100% owned by Bridgeport
(2) During the year ended April 30, 2012, the Company disposed of its 100% interest in Rio Condor Resources S.A. (see note 6)

(c)	Foreign currency translation

The functional currency, as determined by management, of Bridgeport and its subsidiaries (on comparative basis) is the Canadian dollar. For the purpose of the consolidated financial statements, the results and financial position are expressed in Canadian dollars.

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the period end exchange rates are recognised in the consolidated statement of loss and comprehensive loss. Non monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(d)	Financial instruments

The Company’s financial instruments consist of the following:

Financial assets:	Classification:
Cash	Loans and receivables
Cash equivalents	FVTPL ("Fair value through profit and loss")
Available-for-sale investments	Available for sale
Amounts receivable	Loans and receivables

Financial liabilities:	Classification:
Amounts payable and other liabilities	Other financial liabilities

FVTPL:

Financial assets and liabilities classified as FVTPL include financial assets and liabilities held for trading and financial assets and liabilities designated upon initial recognition as FVTPL. Fair value changes on financial assets and liabilities classified as FVTPL are recognized through the consolidated statement of comprehensive loss.

Loans and receivables:

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Available for sale:

Available-for-sale investments are non-derivative financial assets that are either designated in this category or not classed in any other categories. Available-for-sale investments are carried at fair value at initial recognition. Changes to the fair value of available-for-sale investments are recognized in other comprehensive income. When available-for-sale investments are sold or impaired, the accumulated fair value adjustments recognized in accumulated other comprehensive income are included in the statement of loss as "gains and losses from available-for-sale investments".

Other financial liabilities:

Other financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest and any transaction costs over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or (where appropriate) to the net carrying amount on initial recognition.

Other financial liabilities are de-recognized when the obligations are discharged, cancelled or expired.

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the financial assets have been negatively impacted.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(d)	Financial instruments (continued)

Financial instruments recorded at fair value:

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

  Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

  Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Available-for-sale investments and cash equivalents are classified as Level 1 and Level 2 financial instruments respectively.

The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

As of April 30, 2012, April 30, 2011 and May 1, 2010, other than the available-for-sale investment and cash equivalents, none of the Company’s financial instruments are recorded at fair value on the consolidated statement of financial position based on their classification.

(e)	Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets with finite lives to determine whether there is any indication that those assets are impaired. Where such an indication exists, the recoverable amount of the asset is estimated. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs which includes building and equipment in the exploration and evaluation property). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

(f)	Exploration and evaluation expenditures

The Company is in the exploration stage with respect to its investment in exploration properties and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of its interest in properties. Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. The costs incurred pre-acquisition of right to explore are expensed. The aggregate costs related to abandoned exploration properties are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment. An impairment charge relating to an exploration property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farmout of the property result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(f)	Exploration and evaluation expenditures (continued)

The recoverability of amounts shown for interest in exploration properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The carrying value is reduced by option proceeds received until such time as the property cost and deferred expenditures are reduced to nominal amounts. The Company recognizes in income costs recovered on exploration properties when amounts received or receivable are in excess of the carrying amount.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to the statement of loss. Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

(g)	Cash and cash equivalents

Cash and cash equivalents in the statements of financial position comprise cash at banks, and guaranteed investment certificates with an original maturity of three months or less, and which are readily convertible into a known amount of cash. The Company’s cash and cash equivalents are invested with major financial institutions in business accounts and guaranteed investment certificates that are available on demand by the Company for its programs. The Company does not invest in any asset-backed deposits/investments.

(h)	Equipment

Equipment is carried at cost, less accumulated amortization and accumulated impairment losses.

The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Amortization is recognized based on the cost of an item of equipment, less its estimated residual value, over its estimated useful life at the following rates:

Detail	Percentage	Method
Computer equipment	30%	Declining balance
Software	20%	Declining balance
Office equipment	20%	Declining balance
Structures	20%	Declining balance
Machinery and equipment	30%	Declining balance

An asset's residual value, useful life and depreciation method are reviewed, and adjusted if appropriate, on an annual basis.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(i)	Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

The Company had no material provisions at April 30, 2012, April 30, 2011 and May 1, 2010.

(j)	Share based payment transactions

The fair value of stock options granted to employees and non-employees is recognized as an expense over the vesting period using the graded vesting method with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

The fair value is measured at the grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest based on an estimate of the forfeiture rate. Unexercised expired stock options and warrants are transferred to deficit.

(k)	Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

In general, deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements unless such differences arise from goodwill or the initial recognition (other than in a business combination) of other assets or liabilities in a transaction that affects neither the taxable profit nor the accounting profit or loss. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the statement of financial position date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(l)	Restoration, rehabilitation and environmental obligations

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs are discounted to their net present value using a risk-free rate and are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates using a pretax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either a unit-of-production or the straight-line method as appropriate. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage that is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs at April 30, 2012, April 30, 2011 and May 1, 2010 as the disturbance to date is minimal.

(m)	Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all warrants and options outstanding that may add to the total number of common shares. The Company's diluted loss per share for all periods presented does not include the effect of stock options and warrants as they are anti-dilutive.

(n)	Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

-      Assets' carrying values and impairment charges
In the determination of carrying values and impairment charges, management looks at the higher of recoverable amount or fair value less costs to sell in the case of assets and at objective evidence, significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(n)	Significant accounting judgments and estimates (continued)

-      Capitalization of exploration and evaluation costs
Management has determined that exploration and evaluation costs incurred during the year have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits. See Note 9 for details of capitalized exploration and evaluation costs.

-      Impairment of exploration properties and deferred exploration expenditures
While assessing whether any indications of impairment exist for interest in exploration properties and deferred exploration expenditures, consideration is given to both external and internal sources of information. Information the Company considers includes changes in the market, economic and legal environment in which the Company operates that are not within its control that could affect the recoverable amount of exploration and evaluation assets. Internal sources of information include the manner in which exploration and evaluation assets are being used or are expected to be used and indications of expected economic performance of the assets. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company's exploration properties, costs to sell the properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company's exploration properties.

-      Estimation of decommissioning and restoration costs and the timing of expenditure
Management has made the assumption of no material restoration, rehabilitation and environmental provisions, based on the facts and circumstances that existed during the periods presented. Decommissioning, restoration and similar liabilities are estimated based on the Company's interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities.

-      Income taxes and recoverability of potential deferred tax assets
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers whether relevant tax planning opportunities are within the Company's control, are feasible, and are within management's ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(n)	Significant accounting judgments and estimates (continued)

-      Share-based payments
Management determines costs for share-based payments using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgment used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.

-      Contingencies
Refer to Note 20.

(o)	New accounting standards and interpretations

Certain pronouncements were issued by the IASB or the IFRIC ("International Financial Reporting Interpretation Committee") that are mandatory for accounting periods after April 30, 2012 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded from the table below. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

(i) IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

(ii) IFRS 10 – Consolidated financial statements (“IFRS 10”) was issued by the IASB in May 2011. IFRS 10 is a new standard which identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control is comprised of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted.

(iii) IFRS 11 – Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011. IFRS 11 is a new standard which focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(iv) IFRS 12 – Disclosure of interests in other entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(o)	New accounting standards and interpretations (continued)

(v) IFRS 13 – Fair value measurement (“IFRS 13”) was issued by the IASB in May 2011. IFRS 13 is a new standard which provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRSs. The key points of IFRS 13 are as follows:

  fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market;

  financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity’s net risk exposure;

  disclosures regarding the fair value hierarchy has been moved from IFRS 7 to IFRS 13, and further guidance has been added to the determination of classes of assets and liabilities;

  a quantitative sensitivity analysis must be provided for financial instruments measured at fair value;

  a narrative must be provided discussing the sensitivity of fair value measurements categorised under Level 3 of the fair value hierarchy to significant unobservable inputs;

  and information must be provided on an entity’s valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(vi) IAS 1 – Presentation of financial statements (“IAS 1”) was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

3.	Capital risk management

The Company manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and

  to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and actively makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis. As discussed in Note 1, the Company's ability to continue to carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders and securing additional financing.

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on activities related to its mineral properties. Relevant information is provided to the Board of Directors of the Company.

The Company is not subject to any capital requirements imposed by a lending institution.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

4.	Financial risk management

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign currency risk and commodity and equity price risk). Financial risk management is carried out by the Company's management team with guidance from the Audit Committee and Board of Directors. There have been no changes in the risks, objectives, policies and procedures from the previous period.

(i) Credit risk

The Company's credit risk is primarily attributable to cash and cash equivalents and amounts receivable. Cash and cash equivalents consist of cash, high interest savings accounts and certificates of deposit at select Canadian financial institutions, from which management believes the risk of loss to be remote. Financial assets included in amounts receivable consist of goods and services tax and harmonized sales tax due from the Government of Canada and deposits with service providers. Amounts receivable are in good standing as of April 30, 2012. Management believes that the credit risk concentration with respect to the financial instruments included in cash and cash equivalents and amounts receivable is remote.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or matters specific to the Company. The Company generates cash flow primarily from its financing activities. As at April 30, 2012, the Company had cash and cash equivalents of $17,810,583 (April 30, 2011 - $22,870,894 and May 1, 2010 - $11,137,382) to settle current liabilities of $97,233 (April 30, 2011 - $1,046,868 and May 1, 2010 - $325,079). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as liquidity. As discussed in Note 1, the Company’s ability to continually meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders and securing additional financing.

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(a) Interest rate risk

The Company has cash and cash equivalents and no interest-bearing debt. The Company's current policy is to invest excess cash in high interest savings accounts and investment-grade certificates of deposit issued by its Canadian financial institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its Canadian financial institutions. Currently, the Company does not hedge against interest rate risk.

(b) Foreign currency risk

The Company's functional and reporting currency is the Canadian dollar and purchases are transacted in Canadian and US dollars and Chilean pesos. The Company funds certain operations, exploration and administrative expenses in Chile and the United States on a cash call basis using US dollar currency converted from select bank accounts held in Canada. The Company maintains US dollar bank accounts in Canada and the United Sates. The Company is subject to gains and losses from fluctuations in the US dollar and Chilean peso against the Canadian dollar. The Company had the following significant balances in foreign currencies:

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

4.	Financial risk management (continued)

(iii) Market risk (continued)

(b) Foreign currency risk (continued)

	April 30		April 30		May 1
	2012		2011		2010

United States Dollars
Cash (Bank indebtedness)	$24,862	(1)	$(375,361	)(1)	$508,464	(1)
Amounts receivable and other assets	$15,000	(1)	$1,082	(1)	$-	(1)
Amounts payable and other liabilities	$1,958	(1)	$20,196	(1)	$82,208	(1)

Chilean Peso
Amounts receivable and other assets	30,118,500	(2)	112,182,936	(2)	17,138,310	(2)
Amounts payable and other liabilities	-	(2)	199,755,213	(2)	10,568,652	(2)

(1) Denoted in United States Dollars: (April 30, 2012 - 1 United States Dollar = 0.9879 Canadian Dollars); (April 30, 2011 - 1 United States Dollar = 0.9464 Canadian Dollars); and (May 1, 2010 - 1 United States Dollar = 1.0158 Canadian Dollars)
(2) Denoted in Chilean Peso: (April 30, 2012 - 1 Chilean Peso = 0.002039 Canadian Dollars); (April 30, 2011 - 1 Chilean Peso = 0.00206 Canadian Dollars); and (May 1, 2010 - 1 Chilean Peso = 0.001957 Canadian Dollars)

(c) Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to gold and copper, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. As the Company's mineral properties are in the exploration stage, the Company does not hedge against commodity price risk. The Company's available-for-sale investment in Gondwana Gold Inc. ("Gondwana") and investment in Orsa Ventures Corp. ("Orsa") are subject to fair value fluctuations arising from changes in the equity and commodity markets.

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are reasonably possible over a twelve month period:

(i) Cash equivalents are subject to floating interest rates. A 1% change in the interest rates with all other variables held constant, would result in a corresponding increase/decrease in interest income of approximately $177,000 based on the balance of cash equivalents at April 30, 2012.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

4.	Financial risk management (continued)

(iii) Market risk (continued)

Sensitivity analysis (continued)

(ii) The Company is exposed to foreign currency risk on fluctuations of financial instruments that are denominated in US dollars related to cash balances, amounts receivable and accounts payable and accrued liabilities. As at April 30, 2012, a plus or minus 5% change in the foreign exchange rate with all other variables held constant would decrease/increase the loss for the year ended April 30, 2012 and the reported equity as at April 30, 2012 by $4,202.

(iii) The Company's available-for-sale investments in the common shares of Gondwana and Orsa are subject to fair value fluctuations. As at April 30, 2012, a plus or minus 10% change in the bid price of the common shares of Gondwana and Orsa with all other variables held constant would decrease/increase the comprehensive loss for the year ended April 30, 2012 and the reported equity as at April 30, 2012 by $2,450.

5.	Categories of financial instruments

	As at	As at	As at
	April 30,	April 30,	May 1,
	2012	2011	2010
Financial assets:
Loans and receivables
Cash	$79,195	$(365,965)	$981,301
Amounts receivable	61,513	-	-
FVTPL - cash equivalents	17,731,388	23,236,859	10,156,081
Available for sale investments	24,250	280,000	-
Financial liabilities:
Other financial liabilities
Amounts payable and other liabilities	$97,233	$1,046,868	$325,079

As at April 30, 2012, April 30, 2011 and May 1, 2010, the fair value of all the Company's financial instruments, other than available for sale investments and cash equivalents which are carried at fair value, approximates the carrying value, due to their short-term nature.

6.	Discontinued operation

During the year ended April 30, 2012, the Company committed to a plan to pursue the sale of its subsidiary Rio Condor Resources S.A. ("Rio Condor") and discontinued this operation since it was no longer in the Company's commercial objectives. Consequently, the operating results and cash flows of Rio Condor have been presented distinctly. The Company sold the interests it owned in Rio Condor on March 31, 2012 for cash consideration of US$62,100 ($61,412). The Company recorded a gain on disposal of $59,657 in the consolidated financial statements during the year ended April 30, 2012.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

6.	Discontinued operation (continued)

The following tables summarize the additional financial information related to the discontinued operation as at April 30, 2012:

Statement of loss and comprehensive loss of the discontinued operation until the date of disposal of March 31, 2012:

	April 30, 2012	Year ended
	(11 months )	April 30, 2011
General and administrative	$16,079	$203,914
Total general and administrative expenses	(16,079)	(203,914)
Write-off of equipment	(17,382)	-
Write-off of Rosario exploration property interests and related receivables	(1,175,229)	(4,131,792)
Gain on disposition of Rio Condor	59,657	-
Foreign exchange loss	(45,028)	96,825
Net loss and comprehensive loss from discontinued operation	$(1,194,061)	$(4,238,881)

Statement of cash flows from the discontinued operation:

	April 30, 2012	Year ended
	(11 months )	April 30, 2011
Cash flows from operating activities	$16,882	$(65,051)
Cash flows from investing activities	(447,164)	(1,434,713)
	$(430,282)	$(1,499,764)

7.	Cash and cash equivalents

	As at	As at	As at
	April 30,	April 30,	May 1,
	2012	2011	2010

Cash (bank indebtedness)	$79,195	$(365,965)	$981,301
Cash equivalents	17,731,388	23,236,859	10,156,081
Total	$17,810,583	$22,870,894	$11,137,382

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

8.	Amounts receivable and other assets

	As at	As at	As at
	April 30,	April 30,	May 1,
	2012	2011	2010

Sales tax receivable - (Canada)	$38,459	$48,787	$48,993
Sales tax receivable - (Chile) (note 9(b))	-	230,784	16,586
Amounts receivable	61,513	-	-
Prepaid expenses	60,483	49,066	64,763
	$160,455	$328,637	$130,342

9.	Interest in exploration properties and deferred exploration expenditures

Year Ended April 30, 2012

	Nevada	McCart	Rosario
	Properties	Township	Properties
	(USA)	(Canada)	(Chile)
	(f)	(a)	(b)(c)(d)(e)	Total

Opening balance	$6,430,690	$171,596	$975,725	$7,578,011
Acquisition	-	-	(94,701)	(94,701)
Exploration	2,800,569	351	41,998	2,842,918
Salaries and benefits	-	4,667	-	4,667
Option payment received	(18,000)	(10,125)	-	(28,125)
Write-off of exploration properties	(5,004,725)	(166,489)	(923,022)	(6,094,236)
Ending balance	$4,208,534	$-	$-	$4,208,534

Year Ended April 30, 2011

	Nevada	McCart	Rosario
	Properties	Township	Properties
	(USA)	(Canada)	(Chile)
	(f)	(a)	(b)(c)(d)(e)	Total

Opening balance	$-	$263,860	$3,152,411	$3,416,271
Acquisition	5,175,000	-	170,855	5,345,855
Exploration	1,255,690	7,736	1,784,251	3,047,677
Option payment received	-	(100,000)	-	(100,000)
Write-off of exploration properties	-	-	(4,131,792)	(4,131,792)
Ending balance	$6,430,690	$171,596	$975,725	$7,578,011

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

9.	Interest in exploration properties and deferred exploration expenditures (continued)

(a) McCart Township

On November 11, 2008, the Company entered into an agreement to acquire a 100% interest in two mining claims (the “Claims”) located near McCart Township, Ontario. The Claims are subject to a 2% net smelter royalty (“NSR”). To acquire this interest, the Company is required to:

  Make a cash payment of $5,000 (paid); and

  Issue 150,000 common shares of the Company (issued and valued at $19,500).

Effective July 29, 2009, the Company issued an aggregate of 150,000 common shares in partial satisfaction of its obligations to acquire a 100% interest in the Claims. The value of the 150,000 common shares was calculated by applying the unit price of $0.13 pursuant to the initial public offering of the Company.

At anytime after the commencement of commercial production, the Company has the right to purchase 1% of the 2% NSR for $1,000,000.

During the year ended April 30, 2010, the Company acquired three additional mining claims located in the same Township subject to a 1% NSR (50% of which the Company has the right to purchase for $1,000,000), for cash consideration of $nil. Subsequent to the April 30, 2011, these three claims were cancelled.

On August 24, 2010, Bridgeport granted to Gondwana an option to acquire up to a 70% interest in the McCart Property. Gondwana could earn an initial 50% interest in the McCart Property by satisfying the following commitments:

(i) making an initial cash payment to Bridgeport in the amount of $20,000 (received);
(ii) issuing an aggregate of 1,050,000 common shares (400,000 issued) to Bridgeport in tranches over a three year period; and
(iii) incurring an aggregate of $400,000 in exploration expenditures on the McCart Property in tranches over a three year period.

Gondwana could earn an additional 20% interest in the McCart Property (for a total 70% interest) in the event it completes a bankable feasibility study within three years of earning its 50% interest.

On August 24, 2010, Bridgeport received $20,000 cash and 400,000 common shares of Gondwana in accordance with the terms of the Agreement. The 400,000 common shares received were valued at $80,000 on August 24, 2010 and $280,000 on April 30, 2011. During the year ended April 30, 2012, the 400,000 common shares of Gondwana were sold for cash proceeds of $191,182 resulting in a gain on disposal of $111,182.

On August 17, 2011, the Company signed an amending letter agreement (the "Amending Agreement") with Gondwana to extend the time by which the commitments must be satisfied until February 20, 2012 in exchange for an additional 25,000 Gondwana shares to be issued to Bridgeport.

On February 15, 2012, Gondwana terminated its option on the McCart property. As a result, the Company has taken possession of the property and decided to discontinue the exploration activities on the McCart Property. Accordingly, the Company wrote off capitalized costs of $166,489 during the year ended April 30, 2012.

On October 25, 2011, Bridgeport received 25,000 common shares of Gondwana in accordance with the terms of the Amending Agreement. The 25,000 common shares received were valued at $10,125 on October 25, 2011 based on the bid price on October 25, 2011. As of April 30, 2012, the bid price of Gondwana was $0.39 resulting in a unrealized loss of $375 which was recorded in other comprehensive loss for the year ended April 30, 2012. At April 30, 2012, the shares of Gondwana were valued at $9,750 using the bid price of the security.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

9.	Interest in exploration properties and deferred exploration expenditures (continued)

(b) Trillador Property

On July 5, 2010, the Company executed a letter of intent which provides that the Company would enter into an option agreement with an arm's length party to acquire a 100% interest in the Trillador property through its subsidiary, Rio Condor. Under the terms of the proposed agreement with the property owners, the Company would be required to pay US$1.5 million over five years in order to acquire a 100% interest in the Trillador property. This acquisition was royalty free.

On August 27, 2010, the Trillador letter of intent was modified, whereby US$25,000 was required on signing (paid) as an advance payment of the first installment of the option agreement price. This amendment allowed Rio Condor a 120 business day grace period. As of January 31, 2011 (“Date of Closing”) the option agreement was executed and payment of US$25,000 was made (completing the total amount of the first installment of US$50,000). The option agreement was subsequently finalized. Cash payments in the aggregate of US$1.5 million were due as follows:

	US$

Date of Closing	$25,000	(paid) (1)
January 17, 2011	25,000	(paid) (1)
January 31, 2012	50,000	(not paid)
January 31, 2013	60,000
January 31, 2014	250,000
January 31, 2015	1,090,000

	$1,500,000

(1) US$50,000 Canadian equivalent equals $51,795.

During the year ended April 30, 2012, the Company decided to terminate the Trillador Property and Tamara Property option agreements and as a result, a total of $1,175,229 of exploration properties and deferred exploration expenditures and related receivables were written off during the year ended April 30, 2012.

(c) SOESMI Property

Pursuant to an agreement entered into on December 3, 2009, Rio Condor would have paid US$1,000,000 over three years to acquire a 100% interest in the SOESMI mining concessions, which are contiguous to the concessions comprising the Rosario Property. The SOESMI claim group was subject to a 2% NSR that could be purchased for US$1,000,000. US$75,000 ($79,020) was paid on closing. In addition, in accordance with the payment terms, a further US$50,000 ($52,590) was paid on June 3, 2010. Cash payments in the aggregate of US$1,000,000 were due as follows:

	US$

Date of signing the agreement	$75,000	(paid)
June 3, 2010	50,000	(paid)
December 3, 2010	50,000	(not paid)
June 3, 2011	100,000	(not paid)
December 3, 2011	150,000	(not paid)
December 3, 2012	575,000

	$1,000,000

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

9.	Interest in exploration properties and deferred exploration expenditures (continued)

(c) SOESMI Property (continued)

During the year ended April 30, 2011, the Company determined not to make the next option payment due in respect of the SOESMI property, and to allow its rights in respect of such property to lapse. As a result, the Company wrote off all costs associated with this project in the amount of $611,352.

(d) Simonetta Property

Pursuant to an agreement entered into on January 23, 2010, Rio Condor would have paid US$1,000,000 over four years to acquire a 100% interest in the Simonetta mining concessions, which are contiguous to the concessions comprising the Rosario Property. This acquisition was royalty free. US$30,000 ($30,782) was paid on closing. Cash payments in the aggregate of US$1,000,000 were due as follows:

	US$

Date of signing the agreement	$30,000	(paid)
July 23, 2010	10,000	(paid)
January 23, 2011	65,000	(not paid)
January 23, 2012	150,000	(not paid)
January 23, 2013	245,000
January 23, 2014	500,000

	$1,000,000

The Company paid $10,359 (US$10,000) during the year ended April 30, 2011 relating to the Simonetta option agreement. Subsequent to the payment, through a letter and a public deed, both dated on February 7, 2011, Rio Condor provided notice to the owner of the Simonetta property that the payment due January 23, 2011 (US$65,000) and subsequent payments would not be made. As a result, Rio Condor's rights in respect of such property were forfeited and costs of $554,473 associated with the project were written off during the year ended April 30, 2011.

(e) Rosario Project

The Company had an option to pay US$10.4 million over a four year period to acquire a 100% interest in the properties known as the Rosario property (which includes the concessions known as the Rosario, Julia, Eliana I, Eliana II and Eliana III mining concessions) and the Tamara property. The Rosario property is subject to a 2% NSR which may be purchased for US$2 million. Tamara is royalty free. The Company was required to pay a total commission or management fee of US$500,000 over the same four year period. The vendors of Rosario and Eliana I were entitled to excavate a total of 6,000 tons per month from the property until the last payment is made.

The Company had focused its exploration efforts on the Rosario property, and based on the assay results, style of copper mineralization, and discontinuity of the zones, management decided that the property did not have the size potential for the Company to make a significant copper-gold discovery of 100 million tonnes or more. Accordingly, Bridgeport decided to terminate its rights to the Rosario, Eliana I, II and III, and Julia mining concessions, which decision was carried out by not making the November 5, 2010 property payment of US$720,000. As a result, Rio Condor's rights in respect of such properties were forfeited and costs of $2,965,967 associated with the project were written-off during the year ended April 30, 2011.

The Company had retained its rights to the Tamara property. During the year ended April 30, 2011, the Company paid $56,111 (US$50,000) pursuant to the agreement relating to the Tamara property. The Company was entitled to maintain its rights to the Tamara property by making the following cash payments:

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

9.	Interest in exploration properties and deferred exploration expenditures (continued)

(e) Rosario Project (continued)

	Cash payments (US$)
November 5, 2009	$15,000	(paid)
November 5, 2010	35,000	(paid)
November 5, 2011	50,000	(not paid)
November 5, 2012	70,000
November 5, 2013	230,000

	$400,000

During the year ended April 30, 2012, the Company decided to terminate the Trillador Property and Tamara Property option agreements and as a result, a total of $1,175,229 of exploration properties and deferred exploration expenditures and a receivable related to Chile was written off for the year ended April 30, 2012. As a result, the payment due on November 5, 2011 was not made.

(f) Nevada Portfolio

On November 16, 2010, Bridgeport acquired from Fronteer Gold Inc. (“Fronteer”) a 100% interest in certain mineral properties and a 50% leasehold interest in one property, in Nevada, USA. The properties are subject to a NSR of up to 3%. On November 16, 2010, Bridgeport issued to Fronteer 4.5 million common shares (valued at approximately $5.2 million (see Note 12(b)(ii)) in consideration of the acquisition. In addition to the properties acquired from Fronteer, Bridgeport has staked additional claims adjacent to the properties and intends to continue with its land acquisition effort. During the year ended April 30, 2012, the Company has decided to discontinue exploration activities on select areas of the Nevada Portfolio and as a result, certain properties were written off in the amount of $5,004,725.

(g) Option Agreement with Orsa Ventures Corp.

On July 19, 2011, the Company entered into an option agreement (the "Option Agreement") with Orsa whereby Orsa can earn a 51% interest in Bridgeport’s Ashby Gold Property in Nevada through phased exploration expenditures, share payments and a cash payment to Bridgeport. Pursuant to the terms of the Option Agreement, Orsa has the option (the "First Option") to earn up to a 49% interest in the Ashby Property by:

a.	issuing to Bridgeport or its nominee an aggregate of 100,000 common shares of Orsa within three business days of receipt by Orsa of the approval by the TSX Venture Exchange of the Option Agreement;

b.	incurring an aggregate of $150,000 of exploration expenditures on the Ashby Property within one year of the date of the Option Agreement; and

c.	incurring $300,000 of cumulative exploration expenditures on the Ashby Property within two years of the date of the Option Agreement.

If Orsa exercises the First Option and acquires a 49% interest in the Ashby Property, it will have the option (the "Second Option") to acquire a further 2% interest in the Ashby Property (for an aggregate 51% interest) by paying Bridgeport $100,000 in cash and issuing to Bridgeport common shares having an aggregate value of $100,000 within a 90 day period.

Following the exercise of the First Option, and if applicable, the Second Option, Orsa and Bridgeport will form a joint venture for further exploration and development of the Ashby Property. If Orsa has exercised the Second Option, it will hold a 51% interest in the joint venture and will be the operator of the joint venture. If Orsa has not exercised the Second Option, Orsa will hold a 49% interest in the joint venture and Bridgeport will become the operator.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

9.	Interest in exploration properties and deferred exploration expenditures (continued)

(g) Option Agreement with Orsa Ventures Corp. (continued)

On November 21, 2011, the Option Agreement with Orsa was approved by the TSX Venture Exchange and on December 7, 2011, 100,000 common shares of Orsa were received. The 100,000 common shares received were valued at $18,000 on December 7, 2011 based on the bid price on December 7, 2011. As of April 30, 2012, the bid price of the Orsa shares was $0.145 resulting in a unrealized loss of $3,500 which was recorded in other comprehensive loss for the year ended April 30, 2012. At April 30, 2012, the shares of Orsa were valued at $14,500 using the bid price of the security.

10.	Equipment

	Computer		Office		Machinery and
Cost	equipment	Software	equipment	Structures	equipment	Total
Balance, May 1, 2010	$7,852	$-	$336	$13,754	$5,056	$26,998
Additions	22,382	315	1,452	1,813	1	25,963
Balance, April 30, 2011	30,234	315	1,788	15,567	5,057	52,961
(Disposal)	(2,970)	(315)	(1,788)	(15,567)	(5,057)	(25,697)
Balance, April 30, 2012	$27,264	$-	$-	$-	$-	$27,264

	Computer		Office		Machinery and
Accumulated amortization	equipment	Software	equipment	Structures	equipment	Total
Balance, May 1, 2010	$450	$-	$8	$344	$189	$991
Amortization	4,375	158	211	2,863	1,461	9,068
Balance, April 30, 2011	4,825	158	219	3,207	1,650	10,059
Amortization	6,546	69	153	1,205	492	8,465
(Disposal)	(1,162)	(227)	(372)	(4,412)	(2,142)	(8,315)
Balance, April 30, 2012	$10,209	$-	$-	$-	$-	$10,209

	Computer		Office		Machinery and
Carrying value	equipment	Software	equipment	Structures	equipment	Total
Balance, May 1, 2010	$7,402	$-	$328	$13,410	$4,867	$26,007
Balance, April 30, 2011	$25,409	$157	$1,569	$12,360	$3,407	$42,902
Balance, April 30, 2012	$17,055	$-	$-	$-	$-	$17,055

11.	Amounts payable and other liabilities

	As at	As at	As at
	April 30,	April 30,	May 1,
	2012	2011	2010

Falling due within the year
Trade payables	$18,084	$857,529	129,916
Accrued liabilities	79,149	189,339	195,163
	$97,233	$1,046,868	325,079

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

12.	Share capital

a) Authorized share capital

The authorized share capital consisted of unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b) Common shares issued

The change in issued share capital for the years ended April 30, 2012 and 2011 were as follows:

	Number of
	common
	shares	Amount

Balance, May 1, 2010	28,036,000	$11,798,967
Public offering, net of costs (i)	17,250,000	13,885,090
Acquisition of mineral properties (ii)	4,500,000	5,175,000
Exercise of warrants	793,600	452,600
Value of warrants exercised	-	100,144
Step-up warrants issued (note 14)	-	(47,300)
Balance, April 30, 2011 and April 30, 2012	50,579,600	$31,364,501

(i) On December 20, 2010 and January 7, 2011, the Company closed a public offering (the "Offering") and over allotment of 15,000,000 and 2,250,000 units ("Units"), respectively, of the Company at a price of $1.00 per Unit for cash consideration of $17,250,000. In connection with the Offering, the underwriters were paid a 6% agency fee totaling $1,035,000. Share issuance costs of $326,783 were incurred in relation to the Offering. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole such common share purchase warrant, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one additional common share of the Company at an exercise price of $1.40 until December 20, 2012.

The grant date fair value of $1,805,000 was assigned to the 8,625,000 Warrants issued as part of the Offering as estimated by using a fair value market technique incorporating the Black-Scholes option valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 66%, risk-free rate of return of 1.62% and an expected maturity of 2 years. In addition, 1,035,000 compensation warrants ("Compensation Warrants") were issued to the underwriters. Each Compensation Warrant is exercisable into a unit for $1.00 with each unit comprised of one common share and one-half of one Warrant. The grant date fair value of $380,428 was assigned to the Compensation Warrants using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 66%, risk-free rate of return of 1.62% and an expected maturity of 2 years.

(ii) On November 15, 2010, Bridgeport issued to Fronteer 4.5 million common shares at $1.15 per share based on the market value of the shares at the time of issue, in consideration of the acquisition of certain Nevada properties (note 9 (f)).

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

13.	Net loss per common share

The calculation of basic and diluted loss per share for the years ended April 30, 2012 and 2011 was based on the loss attributable to common shareholders of $8,386,262 and $7,374,350 respectively and the weighted average number of common shares outstanding of 50,579,600 and 36,402,004. Diluted loss per share did not include the effect of 28,825,000 warrants and 4,507,500 stock options as they are anti-dilutive.

14.	Warrants

The following table reflects the continuity of warrants for the years ended April 30, 2012 and 2011:

	Number of
	warrants	Amount
Balance, May 1, 2010	19,690,200	$3,679,500
Granted (note 12(b)(i))	9,660,000	2,003,127
Step-up warrants issued (i)(ii)(iii)	420,000	47,300
Exercised	(793,600)	(100,144)
Expired	(151,600)	(25,772)
Balance, April 30, 2011 and April 30, 2012	28,825,000	$5,604,011

(i) On January 31, 2011, 210,000 broker warrants with an exercise price of $0.20 and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $42,000. As a result, 210,000 additional warrants were issued with an exercise price of $0.50 and an expiry date of October 7, 2014. The grant date fair value of $24,100 was assigned to the 210,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 73%, risk-free rate of return of of 1.84% and an expected maturity of 3.68 years.

(ii) On February 24, 2011, 100,000 broker warrants with an exercise price of $0.20 and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $20,000. As a result, 100,000 additional warrants were issued from the step up feature of the units with an exercise price of $0.50 and expiry date of October 7, 2014. The grant date fair value of $11,300 was assigned to the 100,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.36% and an expected maturity of 3.62 years.

(iii) On April 6, 2011, 110,000 broker warrants with an exercise price of $0.20 per unit and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $22,000. As a result, 110,000 warrants were issued from the step up feature of the units with an exercise price of $0.50 and expiry date of October 7, 2014. The grant date fair value of $11,900 was assigned to the 110,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.51% and an expected maturity of 3.51 years.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

14.	Warrants (continued)

The following table reflects the actual warrants issued and outstanding as of April 30, 2012:

Number of
Warrants		Grant date ($)
Outstanding		fair value	Exercise Price ($)	Expiry Date

6,575,000		374,925	0.50	October 7, 2014
12,590,000		3,225,959	1.50	December 1, 2012
8,625,000		1,622,699	1.40	December 20, 2012
1,035,000	(1)	380,428	1.00	December 20, 2012

28,825,000		5,604,011	1.22

(1) Each exercisable to acquire one unit, each unit consisting of one common share and one-half of one warrant with each whole warrant exercisable to acquire one additional common share at an exercise price of $1.40 until December 20, 2012.

15.	Stock options

The shareholders of the Company approved the stock option plan on December 18, 2007. Up to such number of common shares as is equal to 10% of the aggregate number of common shares issued and outstanding from time to time may be reserved for issue upon the exercise of options granted pursuant to the stock option plan.

The purpose of the stock option plan is to attract, retain and motivate directors, officers, employees and other service providers by providing them with the opportunity, through share options, to acquire a proprietary interest in the Company and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding five years.

Stock options may be granted under the stock option plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the common shares may be listed or may trade from time to time. The total number of common shares which may be reserved for issuance to any one individual under the stock option plan within any one year period shall not exceed 5% of the outstanding issue. The maximum number of common shares which may be reserved for issuance to insiders under the stock option plan, any other employer stock option plans or options for services, shall be 10% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis).

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

15.	Stock options (continued)

The maximum number of common shares which may be issued to insiders under the stock option plan, together with any other previously established or proposed share compensation arrangements, within any one year period shall be 10% of the outstanding issue. The maximum number of common shares which may be issued to any one insider and his or her associates under the stock option plan, together with any other previously established or proposed share compensation arrangements, within a one year period shall be 5% of the common shares outstanding at the time of the grant (on a non-diluted basis).

The maximum number of stock options which may be granted to any one consultant under the stock option plan, any other employer stock options plans or options for services, within any 12 month period, must not exceed 2% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of stock options which may be granted to any persons performing investor relations services under the stock option plan, any other employer stock options plans or options for services, within any 12 month period must not exceed, in the aggregate, 2% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis).

The exercise price of options issued may not be less than the fair market value of the common shares at the time the option is granted, less any allowable discounts.

The following reflects the continuity of stock options for the years ended April 30, 2012 and 2011:

		Weighted Average
	Number of	Exercise Price
	Stock Options	($)
Balance, May 1, 2010	2,400,000	1.21
Granted (10)(11)(12)(13)(14)	2,340,000	1.01
Forfeited (5)(7)(9)	(75,000)	2.31
Expired (5)(7)(9)	(100,000)	2.24
Balance, April 30, 2011	4,565,000	1.06
Granted (16)(17)(18)	687,500	0.53
Forfeited (5)(14)	(196,666)	1.34
Expired(1)(5)(14)	(548,334)	1.01
Balance, April 30, 2012	4,507,500	0.98

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

15.	Stock options (continued)

(1) On August 20, 2009, the Company granted 700,000 stock options to officers and directors of the Company exercisable for one common share each at a price of $0.35 per share for a five-year period. These stock options vested immediately. 500,000 of these stock options expire on August 20, 2014 and the remaining 200,000 stock options expired on January 7, 2012. During the year ended April 30, 2012, 200,000 stock options expired unexercised and as at April 30, 2012, 500,000 stock options remain outstanding. The grant date fair value of $56,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 2.6% and an expected maturity of 5 years. For the year ended April 30, 2012 $nil (year ended April 30, 2011 - $nil) was expensed to share-based payments.

(2) On November 12, 2009, the Company granted 200,000 stock options to a director of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.20 per share for a five-year period expiring on November 12, 2014. The options vest as to one-third on the date of grant and one-third each on the first and second anniversaries of the date of grant. The grant date fair value of $172,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 93%, risk-free rate of return of 2.7% and an expected maturity of 5 years. For the year ended April 30, 2012, $15,394 (year ended April 30, 2011 - $59,454) was expensed to share-based payments.

(3) On November 17, 2009, the Company granted 250,000 stock options to a consultant of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.20 per share for a period of five years expiring on November 17, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $205,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 93%, risk-free rate of return of 2.6% and an expected maturity of 5 years. For the year ended April 30, 2012, $18,815 (year ended April 30, 2011 - $71,797) was expensed to share-based payments.

(4) On December 8, 2009, the Company granted 300,000 options to a director of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $300,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 92%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the year ended April 30, 2012, $30,411 (year ended April 30, 2011 - $110,822) was expensed to share-based payments.

(5) On December 8, 2009, the Company granted 525,000 options to consultants of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. During the year ended April 30, 2011, 16,667 of these options expired and 8,333 of these options were forfeited and during the year ended April 30, 2012, 166,666 options were forfeited, 166,667 options expired on November 30, 2011 and the remaining 166,667 expired on December 12, 2011. As of April 30, 2012, nil options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $525,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 92%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the year ended April 30, 2012, ($115,297) (year ended April 30, 2011 -$189,612) was credited to share-based payments as a result of the forfeiture.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

15.	Stock options (continued)

(6) On January 11, 2010, the Company granted 250,000 stock options to a director pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.15 per share for a period of five years expiring on January 11, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $379,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 90%, risk-free rate of return of 2.7% and an expected maturity of 5 years. For the year ended April 30, 2012, $44,391 (year ended April 30, 2011 - $152,073) was expensed to share-based payments.

(7) On January 25, 2010, the Company granted 100,000 stock options to a consultant pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.40 per share for a period of five years expiring on January 25, 2015. During the year ended April 30, 2011, 66,667 of these stock options expired and 33,333 of these stock options were forfeited and as of April 30, 2012, nil options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $167,900 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 89%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the year ended April 30, 2012, $nil (year ended April 30, 2011 - $34,117) was credited to share-based payments as a result of the forfeiture.

(8) On February 1, 2010, the Company granted 25,000 stock options to an employee pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.40 per share for a period of five years expiring on February 1, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $45,150 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 89%, risk-free rate of return of 2.47% and an expected maturity of 5 years. For the year ended April 30, 2012, $5,711 (year ended April 30, 2011 - $18,947) was expensed to share-based payments.

(9) On March 10, 2010, the Company granted 50,000 stock options to a consultant pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.45 per share for a period of five years expiring on March 10, 2015. During the year ended April 30, 2011, 16,666 of these stock options expired and 33,334 were forfeited and as of April 30, 2012, nil options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $84,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 87%, risk-free rate of return of 2.81% and an expected maturity of 5 years. For the year ended April 30, 2012, $nil (year ended April 30, 2011 - ($5,920)) was credited to share-based payments.

(10) On September 23, 2010, the Company granted 400,000 stock options to an officer pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.05 per share for a period of five years expiring on September 23, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. The grant date fair value of $273,600 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 81%, risk-free rate of return of 2.11% and an expected maturity of 5 years. For the year ended April 30, 2012, $79,580 (year ended April 30, 2011 - $172,227) was expensed to share-based payments.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

15.	Stock options (continued)

(11) On December 21, 2010, the Company granted 1,600,000 stock options to an officer pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on December 21, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. The grant date fair value of $940,800 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 77%, risk-free rate of return of 2.17% and an expected maturity of 5 years. For the year ended April 30, 2012, $358,921 (year ended April 30, 2011 - $481,064) was expensed to share-based payments.

(12) On January 7, 2011, the Company granted 250,000 stock options to a director pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on January 7, 2016. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $116,500 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 76%, risk-free rate of return of 2.24% and an expected maturity of 5 years. For the year ended April 30, 2012, $46,254 (year ended April 30, 2011 - $56,859) was expensed to share-based payments.

(13) On March 15, 2011, the Company granted 35,000 options exercisable at $0.85 to an employee of the Company with an expiry date of March 15, 2016. The options vest as to on-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $11,375 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.22% and an expected maturity of 5 years. For the year ended April 30, 2012, $5,212 (year ended April 30, 2011 - $4,508) was expensed to share-based payments.

(14) On March 15, 2011, the Company granted 55,000 options exercisable at $1.00 to employees of the Company with an expiry date of March 15, 2016. During the year ended April 30, 2012, 30,000 options were forfeited and 15,000 expired unexercised on September 14, 2011. As at April 30, 2012, 10,000 options remaining outstanding. The options vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $16,720 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.22% and an expected maturity of 5 years. For the year ended April 30, 2012, $531 (year ended April 30, 2011 - $6,626) was credited to share-based payments as a result of the forfeiture.

(15) During the year ended April 30, 2011, the expiry date of 200,000 fully vested options granted on August 20, 2009 to a former director was modified. The expiry date changed from August 20, 2014 to January 7, 2012. The former director resigned and became a consultant to the Company. During the year ended April 30, 2012, the 200,000 stock options expired unexercised (see Note 15(1)).

(16) On June 8, 2011, the Company granted 55,000 options exercisable at $0.85 to an employee and a consultant of the Company with an expiry date of June 8, 2016. The options vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $11,550 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 72%, risk-free rate of return of 2.05% and an expected maturity of 5 years. For the year ended April 30, 2012, $9,422 (year ended April 30, 2011 - $nil) was expensed to share-based payments.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

15.	Stock options (continued)

(17) On July 26, 2011, the Company granted 417,500 options exercisable at $0.50 to certain directors, officers, employees and consultants of the Company with an expiry date of July 26, 2016. The options vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $119,823 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 71%, risk-free rate of return of 1.93% and an expected maturity of 5 years. For the year ended April 30, 2012, $95,126 (year ended April 30, 2011 - $nil) was expensed to share-based payments.

(18) On September 6, 2011, the Company granted 215,000 options exercisable at $0.50 to certain employees of the Company with an expiry date of September 6, 2016. The options vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $61,920 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 70%, risk-free rate of return of 1.24% and an expected maturity of 5 years. For the year ended April 30, 2012, $40,734 (year ended April 30, 2011 - $nil) was expensed to share-based payments.

Details of the stock options outstanding at April 30, 2012 are as follows:

			Weighted average
			remaining contractual
Number of	Exercisable		life (years) for	Weighted average
stock	stock	Exercise	number of stock	grant date fair	Expiry
options	options	price ($)	options granted	value per option ($)	date

500,000	500,000	0.35	2.31	0.08	August 20, 2014
200,000	200,000	1.20	2.54	0.86	November 12, 2014
250,000	250,000	1.20	2.55	0.82	November 17, 2014
300,000	300,000	1.40	2.61	1.00	December 7, 2014
250,000	250,000	2.15	2.70	1.52	January 11, 2015
25,000	25,000	2.40	2.76	1.81	February 1, 2015
400,000	266,667	1.05	3.40	0.68	September 23, 2015
1,600,000	1,066,667	1.00	3.64	0.59	December 21, 2015
250,000	166,667	1.00	3.69	0.47	January 7, 2016
35,000	23,333	0.85	3.88	0.33	March 15, 2016
10,000	6,667	1.00	3.88	0.30	March 15, 2016
55,000	18,333	0.85	4.11	0.21	June 8, 2016
417,500	139,167	0.50	4.24	0.29	July 26, 2016
215,000	71,667	0.50	4.36	0.29	September 6, 2016

4,507,500	3,284,168	0.98	3.34	0.60

The weighted average exercise price of exercisable stock options as at April 30, 2012 is $1.03 (April 30, 2011 - $1.02) .

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

16.	General and administrative

For the year ended April 30,	2012	2011
Share-based payments (note 15)	$635,205	$1,352,186
Salaries and benefits (note 17)	279,151	347,180
Professional fees (note 17)	226,459	768,066
Insurance	65,901	41,354
Rent	108,715	109,854
Administrative and general	146,041	172,952
Investor relations	87,351	24,963
Reporting issuer costs	67,374	120,173
Business development	730,639	183,796
Travel and accommodation	13,397	161,318
Amortization (note 10)	6,241	3,606
Meals	16,317	21,589
	$2,382,791	$3,307,037

17.	Related party balances and transactions

Related parties include the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties). The amounts due to related parties are unsecured, non-interest bearing and due on demand.

(a) the Company entered into the following transactions with related parties:

	Notes	April 30,
Years ended		2012	2011
Marrelli Support Services Inc.("MSSI")	(i)	$47,377	$40,000
DSA Corporate Services Inc. ("DSA")	(ii)	$10,592	$10,696
H.R. Snyder Consultants	(iii)	$78,685	$65,625

(i) The Chief Financial Officer ("CFO") of the Company is the president of MSSI. Fees relate to accounting services provided by MSSI. These costs are reflected in professional fees in the consolidated statements of loss. As at April 30, 2012, MSSI was owed $25,750 (April 30, 2011 - $12,562 and May 1, 2010 - $12,226) and the amount was included in amounts payable and other liabilities.

(ii) The CFO of the Company is an officer of DSA. Fees relate to corporate secretarial services provided by DSA. These costs are reflected in professional fees in the consolidated statements of loss. As at April 30, 2012, DSA was owed $1,300 (April 30, 2011 - $989 and May 1, 2010 - $919) and the amount was included in amounts payable and other liabilities.

(iii) Fees were paid to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Company. H.R. Snyder Consultants is controlled by Hugh Snyder. These costs are reflected in salaries and benefits in the consolidated statements of loss.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

17.	Related party balances and transactions (continued)

(b) In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

Remuneration of Directors and key management personnel of the Company was as follows:

	2012	2011
Years ended April 30,	$	$
Salaries and benefits (1)	276,457	170,750
Share based payments	659,254	1,032,499

(1) The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and stock options for their services and officers are entitled to stock options and cash remuneration for their services.

18.	Income taxes

a) Provision for Income Taxes

The reconciliation of the combined Canadian federal and provincial income tax rate on the net loss of the Company for the years ended April 30, 2012 and 2011:

	2012	2011

(Loss) before income taxes from continuing operations	$(7,167,201)	$(3,160,469)

Expected income tax recovery	(1,899,300)	(942,900)
Increase (decrease) resulting from:
Non-deductible share-based payments	168,300	406,300
Difference in tax rates and other	(728,000)	152,500
Loss on sale of Rio Condor	(638,100)	-
Change in tax benefits not recognized	3,203,300	435,700
Share issue cost	(106,200)	(51,600)

Deferred income tax (recovery)	$-	$-

The 2012 statutory tax rate of 26.5% differs from the 2011 statutory tax rate of 29.8% because of the reduction in federal and provincial substantively enacted tax rates.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

18.	Income taxes (continued)

b) Deferred Tax Balances

The following table summarizes the components of the deferred income tax:

	Available-for-sale
	Investment	Tax Losses	Total

At April 30, 2011	$25,000	$(25,000)	$-
Charged to net loss from continuing operations	-	25,000	25,000
Credited to comprehensive loss from continuing operations	(25,000)	-	(25,000)
At April 30, 2012	$-	$-	$-

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities in Canada and US approximate the following:

	2012	2011

Non-capital losses	$1,096,200	$507,200
Capital losses	588,300	-
Deferred exploration expenditures	2,014,700	183,000
Share issue costs	295,900	123,300
Equipment	(2,900)	900
Available-for-sale investments	500	(25,000)

Deferred income tax assets not recognized	$3,992,700	$789,400

c) Tax Loss Carry-Forwards

The Company's non-capital income tax losses expire as follows:

	Canada	US

2027	$2,000	$-
2028	2,000	-
2029	900	-
2030	843,700	-
2031	1,368,500	118,300
2032	1,637,700	260,400

Total	$3,854,800	$378,700

The Company also has approximately $1,052,000 and $9,200,000 of cumulative exploration and development expenditure pools in Canada and the US, respectively, which may, in certain circumstances be used to reduce taxable income in future years.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

19.	Segmented information

April 30, 2012	Canada	Chile	United States	Total

Cash and cash equivalents	$17,797,694	$-	$12,889	$17,810,583
Amounts receivable and other assets	145,636	-	14,819	160,455
Available-for-sale investment	24,250	-	-	24,250

	17,967,580	-	27,708	17,995,288
Interest in exploration properties and deferred exploration expenditures	-	-	4,208,534	4,208,534
Equipment	17,055	-	-	17,055

	$17,984,635	$-	$4,236,242	$22,220,877

April 30, 2011	Canada	Chile	United States	Total

Cash and cash equivalents	$22,861,023	$(1,828)	$11,699	$22,870,894
Amounts receivable and other assets	82,633	231,808	14,196	328,637
Available-for-sale investment	280,000	-	-	280,000

	23,223,656	229,980	25,895	23,479,531
Interest in exploration properties and deferred exploration expenditures	171,596	975,725	6,430,690	7,578,011
Equipment	23,297	19,605	-	42,902

	$23,418,549	$1,225,310	$6,456,585	$31,100,444

May 1, 2010	Canada	Chile	United States	Total

Cash and cash equivalents	$11,027,755	$109,627	$-	$11,137,382
Amounts receivable and other assets	96,681	33,661	-	130,342

	11,124,436	143,288	-	11,267,724
Interest in exploration properties and deferred exploration expenditures	263,860	3,152,411	-	3,416,271
Equipments	5,156	20,851	-	26,007

	$11,393,452	$3,316,550	$-	$14,710,002

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

20.	Commitment and contingencies

(i) Environmental contingencies

The Company's activities are subject to environmental regulation (including regular environmental impact assessments and permitting) in each of the jurisdictions in which its mineral properties are located. Such regulations cover a wide variety of matters including, without limitation, prevention of waste, pollution and protection of the environment, labour relations and worker safety. The Company may also be subject under such regulations to clean-up costs and liability for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. It is likely that environmental legislation and permitting will evolve in a manner which will require stricter standards and enforcement. This may include increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a higher degree of responsibility for companies, their directors and employees.

The Company has not determined and is not aware whether any provision for such costs is required and is unable to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future due to the uncertainty surrounding the form that these laws and regulations may take.

(ii) Management contracts

At April 30, 2012, the Company was party to certain management and consulting contracts. These contracts contain certain clauses requiring that additional payments of up to $253,333 be made upon termination without cause or as a result of the occurrence of certain events such as a change of control (see note 22(ii)).

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

21.	Conversion to IFRS

(i)	Overview

As stated in significant accounting policies (note 2), these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

(ii)	First-time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS as effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has elected to apply the following optional exemptions in its preparation of an opening IFRS statement of financial position as at May 1, 2010.

  To apply IFRS 3 Business Combination only to past business combinations that occurred after the date of transition to IFRS (May 1, 2010).

  To apply IFRS 2 Share-based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the Transition Date are consistent with those that were made under Canadian GAAP.

(iii)	Changes to accounting policies

The Company has changed certain accounting policies to be consistent with IFRS effective on April 30, 2012 (see note 2), the Company’s first annual IFRS reporting date. The changes to its accounting policies have resulted in certain changes to the recognition and measurement of assets, liabilities, equity, revenue and expenses within its financial statements.

The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS.

(a)	Impairment of non-financial assets

IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non-financial assets have been changed to reflect these differences. There was no material impact on the consolidated financial statements as at April 30, 2012.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

21.	Conversion to IFRS (continued)

(iii)	Changes to accounting policies (continued)

(b)	Decommissioning Liabilities (Asset Retirement Obligations)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to decommissioning liabilities have been changed to reflect these differences. There is no impact on the consolidated financial statements as there was no legal or constructive obligation on the Transition Date or as at April 30, 2011 or April 30, 2012.

(c)	Income Taxes

Under Canadian GAAP, the Company had recognized deferred tax on temporary differences arising on the acquisition of assets where the carrying amount of the assets acquired exceeded the tax base.

IFRS provides for a specific exemption from recording a deferred tax liability on initial recognition when the transaction is not a business combination and at the time of the transaction, affects neither accounting profit/loss nor tax profit/loss. As the acquisition of certain interests in exploration properties meet the IFRS exemption criteria, the recognition of deferred tax liabilities in relation to these assets acquired under Canadian GAAP is reversed under IFRS.

(iv)	Presentation

Certain amounts in the consolidated statements of financial position, statements of loss and comprehensive loss and statements of cash flows have been reclassified to conform to the presentation adopted under IFRS.

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

21.	Conversion to IFRS (continued)

(v)	Reconciliation between IFRS and Canadian GAAP

The May 1, 2010 Canadian GAAP balance sheet has been reconciled to IFRS as follows:

	May 1, 2010

		Effect of
	Canadian	transition to
	GAAP	IFRS	IFRS

ASSETS

Current assets
Cash and cash equivalents	$11,137,382	$-	$11,137,382
Amounts receivable and other assets	130,342	-	130,342
Total current assets	11,267,724	-	11,267,724

Interest in exploration properties and deferred exploration expenditures (note 21(iii)(c))	3,840,460	(424,189)	3,416,271
Equipment	26,007	-	26,007
Total assets	$15,134,191	$(424,189)	$14,710,002

EQUITY AND LIABILITIES

Current liabilities
Amounts payable and other liabilities	$325,079	$-	$325,079

Future income tax liability (note 21(iii)(c))	424,189	(424,189)	-
Total liabilities	749,268	(424,189)	325,079

Equity
Share capital	11,798,967	-	11,798,967
Reserves	4,697,259	-	4,697,259
Accumulated deficit	(2,111,303)	-	(2,111,303)
Total equity	14,384,923	-	14,384,923
Total equity and liabilities	$15,134,191	$(424,189)	$14,710,002

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

21.	Conversion to IFRS (continued)

(v)	Reconciliation between IFRS and Canadian GAAP (continued)

The April 30, 2011 Canadian GAAP balance sheet has been reconciled to IFRS as follows:

	April 30, 2011

		Effect of
	Canadian	transition to
	GAAP	IFRS	IFRS

ASSETS

Current assets
Cash and cash equivalents	$22,870,894	$-	$22,870,894
Amounts receivable and other assets	328,637	-	328,637
Available-for-sale investment	280,000	-	280,000
Total current assets	23,479,531	-	23,479,531

Interest in exploration properties and deferred exploration expenditures (note 21(iii)(c))	7,659,047	(81,036)	7,578,011
Equipment	42,902	-	42,902
Total assets	$31,181,480	$(81,036)	$31,100,444

EQUITY AND LIABILITIES

Current liabilities
Amounts payable and other liabilities	$1,046,868	$-	$1,046,868

Equity
Share capital	31,364,501	-	31,364,501
Reserves	7,999,728	-	7,999,728
Accumulated deficit (note 21(iii)(c))	(9,404,617)	(81,036)	(9,485,653)
Accumulated other comprehensive income	175,000	-	175,000
Total equity	30,134,612	(81,036)	30,053,576
Total equity and liabilities	$31,181,480	$(81,036)	$31,100,444

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

21.	Conversion to IFRS (continued)

(v)	Reconciliation between IFRS and Canadian GAAP (continued)

The Canadian GAAP statement of loss and comprehensive loss for the year ended April 30, 2011 has been reconciled to IFRS as follows:

	Year ended April 30, 2011

		Effect of
	Canadian	transition to
	GAAP	IFRS	IFRS

Operating expenses
General and administrative	$3,307,037	$-	$3,307,037
Total general and administrative expenses	(3,307,037)	-	(3,307,037)
Interest income (expense)	153,566	-	153,566
Foreign exchange gain	(6,998)	-	(6,998)
Net loss before tax	(3,160,469)	-	(3,160,469)
Future income tax recovery (note 21(iii)(c))	449,189	(424,189)	25,000
Net loss from continuing operations	(2,711,280)	(424,189)	(3,135,469)
Net loss from discontinued operation (note 21(iii)(c))	(4,582,034)	343,153	(4,238,881)
Net loss for the year	(7,293,314)	(81,036)	(7,374,350)

Net loss from continuing operations	(2,711,280)	(424,189)	(3,135,469)
Unrealized gain on available-for-sale securities, net of tax of $25,000	175,000	-	175,000
Net loss and comprehensive loss for the year from continuing operations	(2,536,280)	(424,189)	(2,960,469)
Net loss and comprehensive loss for the year from discontinued operation	(4,582,034)	343,153	(4,238,881)
Net comprehensive loss for the year	$(7,118,314)	$(81,036)	$(7,199,350)
Basic and diluted net loss per share:
- continuing operations	$(0.08)	$(0.01)	$(0.09)
- discontinued operation	$(0.13)	$0.01	$(0.12)
- total	$(0.20)	$-	$(0.20)

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

21.	Conversion to IFRS (continued)

(v)	Reconciliation between IFRS and Canadian GAAP (continued)

The Canadian GAAP statement of cash flows for the year ended April 30, 2011 has been reconciled to IFRS as follows:

	Year ended April 30, 2011

		Effect of
	Canadian	transition to
	GAAP	IFRS	IFRS

Operating activities
Net loss for the year from continuing operations	$(2,711,280)	$(424,189)	$(3,135,469)
Adjustment for:
Amortization	3,606	-	3,606
Shares-based payments	1,352,186	-	1,352,186
Future income tax recovery (note 21 (iii) (c))	(449,189)	424,189	(25,000)
Non-cash working capital items:
Amounts receivable and other assets	(215,935)	-	(215,935)
Amounts payable and other liabilities	(50,356)	-	(50,356)
Cash flow from discontinued operation	(65,051)	-	(65,051)
Net cash used in operating activities	(2,136,019)	-	(2,136,019)
Investing activities
Expenditures on exploration properties	(1,034,826)	-	(1,034,826)
Option payment received	20,000	-	20,000
Additions to equipments	(21,747)	-	(21,747)
Cash flow from discontinued operation	(1,434,713)	-	(1,434,713)
Net cash used in investing activities	(2,471,286)	-	(2,471,286)
Financing activities
Issue of securities	17,702,600	-	17,702,600
Share issue costs	(1,361,783)	-	(1,361,783)
Net cash provided by financing activities	16,340,817	-	16,340,817
Net change in cash and cash equivalents	11,733,512	-	11,733,512
Cash and cash equivalents, beginning of year	11,137,382	-	11,137,382
Cash and cash equivalents, end of year	$22,870,894	$-	$22,870,894

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

22.	Subsequent events

(i) June 28, 2012, the Company entered into a non-binding letter of intent that sets forth the basic terms of the proposed acquisition (the “Transaction”) by Bridgeport of Premier Gold Mines Limited’s wholly-owned subsidiary, Premier Royalty Corporation (“Premier Royalty”).

Pursuant to the Transaction, Bridgeport will issue shares to Premier Gold Mines Limited ("Premier Gold") in such amount as is equal to 60% of the issued and outstanding shares of Bridgeport (prior to giving effect to any convertible securities or instruments). Bridgeport will also issue warrants to its existing shareholders on the basis of 0.375 of a warrant for each common share of Bridgeport held by such shareholders. Each whole warrant (a “Bridgeport Warrant”) will be exercisable at a price of $0.50 for a period commencing on the date that is six months following the completion of the Transaction and ending on the date that is four years following completion of the Transaction, subject to early expiry upon the occurrence of certain events.

Premier Gold has previously provided a bridge loan facility to Premier Royalty in connection with the acquisition by Premier Royalty of certain royalties. In addition to stipulated cash payback provisions, Premier Gold will be granted a one-time right in its sole discretion to convert all or a portion of the bridge loan into units of Bridgeport, each such unit consisting of one common share of Bridgeport and 0.375 of a Bridgeport Warrant. In addition, Premier Gold will receive 616,400 Bridgeport Warrants, and convertible securities of Premier Royalty granted to certain vendors of royalty interests will convert into common shares or warrants of Bridgeport in connection with the Transaction.

Premier Gold shall have the right to rename Bridgeport and set its new management team upon completion of the Transaction. Bridgeport shall be entitled to two seats on the resulting Board of Directors.

On July 10, 2012, Premier Gold announced the closing of a private placement (the “Financing”) by its wholly-owned subsidiary, Premier Royalty, of an aggregate $11,500,000 principal amount of convertible debentures of Premier Royalty, which accrue interest at a rate of 8% per annum. The convertible debentures mature on May 31, 2013 unless, among other things, they are automatically converted as a result of the occurrence of a going public transaction by Premier Royalty, including the closing of the Transaction. If the Transaction is completed, the convertible debentures will convert into Bridgeport units. Each unit will consist of one common share of Bridgeport and 0.375 of a Bridgeport warrant, which warrants will have the same terms as the Bridgeport Warrants discussed above. The proceeds will be used for royalty acquisitions and working capital.

In addition, in connection with the Transaction, the common shares of Bridgeport will be consolidated on such basis as is determined at the time of the definitive agreement. The dollar figures and amounts referenced above do not give effect to the consolidation. The options and existing warrants of Bridgeport will also be adjusted to reflect the consolidation of Bridgeport shares and the distribution of Bridgeport Warrants.

The Transaction is subject to, among other things, the negotiation and execution of a definitive binding agreement (the “Definitive Agreement”), approval of the board of directors of each of Premier Gold and Bridgeport, approval of Bridgeport’s shareholders, regulatory approvals, including approval of the TSX, completion of due diligence and the entering into of support and lock-up agreements by Bridgeport’s directors and officers. Premier Gold and Bridgeport have agreed to deal exclusively with each other until July 31, 2012. It is anticipated that the Definitive Agreement will be executed in the near future. Further details will be announced upon the entering into of the Definitive Agreement. CIBC World Markets Inc. is acting as financial advisor to Premier Gold and Premier Royalty in connection with the Transaction and PowerOne Capital Markets Limited is acting as financial advisor to Bridgeport in connection with the Transaction.

(ii) Subsequent to April 30, 2012, the Company made termination payments in the amount of $253,333 pursuant to management and consulting contracts described in note 20(ii). Effective June 1, 2012, the Chief Executive Officer will commit a minimum 50% of her time towards her duties.